Exhibit 99.1

British Virgin Islands

The BVI Business Companies Act
(No. 16 of 2004)

Memorandum and Articles of Association

of

China Networks International Holdings Ltd.

Incorporated the 17th day of April 2008

Amended and Restated the 1st day of May 2008

Amended and restated the 24th day of June 2009

Amended and restated the 7th day of April 2010

Maples Corporate Services (BVI) Limited
Kingston Chambers
P.O. Box 173
Road Town, Tortola
British Virgin Islands

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

China Networks International Holdings Ltd.

1	Company Name

1.1	The name of the Company is China Networks International Holdings Ltd.

1.2
The directors or members may from time to time change the Company's name by Resolution of Directors or Resolution of Members.  The directors shall give notice of such resolution to the registered agent of the Company, for the registered agent to file an application for change of name with the Registrar, and any such change will take effect from the date of the certificate of change of name issued by the Registrar.

1.3
A change of name of the Company shall constitute an amendment of the Memorandum and Articles and in the event of a resolution being passed to change the name of the Company, the provisions below in respect of amendments to the Memorandum and Articles must be complied with.

2	Company Limited by Shares, Liability of Members

2.1	The Company is a company limited by shares.

2.2	The liability of each member is limited to the amount from time to time unpaid on that member's shares.

3	Registered Office

3.1	The first registered office of the Company will be situated at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

3.2
The directors or members may from time to time change the Company's registered office by Resolution of Directors or Resolution of Members, provided that the Company's registered office shall at all times be the office of the registered agent.  The directors shall give notice of such resolution to the registered agent of the Company, for the registered agent to file with the Registrar a notice of change of registered office, and any such change of registered office will take effect from the date of the registration by the Registrar of such notice.

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4	Registered Agent

4.1
The first registered agent of the Company will be Maples Corporate Services (BVI) Limited (formerly known as Maples Finance BVI Limited) of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

4.2
The directors or members may from time to time change the Company's registered agent by Resolution of Directors or Resolution of Members.  The directors shall give notice of such resolution to the registered agent of the Company (meaning the existing registered agent), for the registered agent to file with the Registrar a notice of change of registered agent, and any such change of registered agent will take effect from the date of the registration by the Registrar of such notice.

4.3
If the existing registered agent does not file such notice on instruction by the directors, the directors shall procure that a notice of change of registered agent is filed with the Registrar by a legal practitioner in the British Virgin Islands acting on behalf of the Company, and any such change of registered agent will take effect from the date of the registration by the Registrar of such notice.

5	General Objects and Powers

5.1
Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Act or any other law of the British Virgin Islands.

5.2	The Company has no power to:

(a)	carry on banking or trust business, unless it is licensed to do so under the Banks and Trust Companies Act, 1990;

(b)	carry on business as an insurance or as a reinsurance company, insurance agent or insurance broker, unless it is licensed or authorised to do so under the Insurance Act, 2008;

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(c)	carry on the business of company management unless it is licensed to do so under the Companies Management Act, 1990;

(d)
carry on the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands unless it is licensed to do so under the Banks and Trust Companies Act, 1990; or

(e)	carry on the business as a mutual fund, mutual fund manager or mutual fund administrator unless it is licensed to do so under the Mutual Funds Act, 1996.

5.3	Without limiting the foregoing, the powers of the Company include the power to do the following:

(a)	grant options over unissued shares in the Company and treasury shares;

(b)	issue securities that are convertible into shares;

(c)	give financial assistance to any person in connection with the acquisition of the Company's own shares;

(d)	issue debt obligations of every kind and grant options, warrants and rights to acquire debt obligations;

(e)	guarantee a liability or obligation of any person and secure any of its obligations by mortgage, pledge or other charge, of any of its assets for that purpose; and

(f)
protect the assets of the Company for the benefit of the Company, its creditors and its members and, at the discretion of the directors, for any person having a direct or indirect interest in the Company.

6	Maximum Number of Authorised Shares

6.1	The Company is authorised to issue a maximum of 550,000,000 shares with a par value of US$0.0001 each divided into the following classes of shares:

(a)	500,000,000 ordinary shares of US$0.0001 par value each (the "Ordinary Shares"); and

(b)	50,000,000 preferred shares of US$0.0001 par value each, of which 16,000,000 (the "Class A Preferred Shares") shall be designated as Class A Preferred Shares of US$0.0001 par value each.

6.2
The directors or members may from time to time by Resolution of Directors or Resolution of Members increase the maximum number of shares the Company is authorised to issue, by amendment to the Memorandum in accordance with the provisions below.

7	Rights Conferred by Shares

7.1	Each Ordinary Share in the Company confers on the holder:

(a)	the right to one vote on any Resolution of Members;

(b)	the right to an equal share in any dividend paid by the Company in accordance with the Act, subject to the preferred dividend rights attached to the Class A Preferred Shares; and

(c)	the right to an equal share in the distribution of the surplus assets of the Company subject to the Class A Liquidation Preference.

7.2	Each Class A Preferred Share in the Company confers on the holder:

(a)	no right to vote at any meeting of the members of the Company or on any resolution of the members of the Company;

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(b)
the right to receive a share in a cumulative dividend, pro rata to the holders of the Class A Preferred Shares, whether or not declared, payable in accordance with the Act, prior to payment by the Company of any dividends to holders of the Ordinary Shares, calculated at an annual rate of 5% per annum.  Such dividends will accrue and be payable semi-annually on June 30 and December 31, beginning on the second such date after the dated of adoption of this Memorandum, (except that, if any such date is not a Business Day, then such payment shall be due on the next succeeding Business Day) (each such date, a “Dividend Payment Date”), and in arrears in cash or, at the Company's option, in Ordinary Shares as described below.  The Company may elect to pay such dividends with Ordinary Shares (“Dividend Shares”) valued at a 5% discount to the average of the VWAPs for the three Trading Days preceding the relevant Dividend Payment Date.  But in the event such value is less than 43.86%, as adjusted pursuant to the Offset Adjustment, of the Per Share Liquidation Price (as defined in clause 7.2(c) below) in effect on the relevant Dividend Payment Date, then the Company may, at its election, defer the calculation of the amount of Dividend Shares due for a Dividend Payment Date to (i) the first date upon which the average of the VWAPs for the three Trading Days preceding such calculation date will exceed 43.86%, as adjusted pursuant to the Offset Adjustment, of the Per Share Liquidation Price in effect on such calculation date, or (ii) 30 April 2016 and annually thereafter on the anniversary of that date, whichever is sooner, after which the Dividend Shares will be promptly delivered.  The Company may elect to pay such interest with Ordinary Shares or defer delivery of Dividend Shares as set forth above only if (i) notice of such election or deferral is given to the relevant Class A Preferred Shareholder not less than thirty days prior to the relevant Dividend Payment Date, and the Class A Preferred Shareholder does not elect at any time prior to actual receipt of such interest payment to accept Dividend Shares valued at 43.86%,as adjusted pursuant to the Offset Adjustment, of the Per Share Liquidation Price in effect on the relevant Dividend Payment Date, (ii) such payment or deferral is made ratably among all Class A Preferred Shareholders due interest on the Dividend Payment Date, and (iii) all of the Equity Conditions have been satisfied, subject to the Beneficial Ownership Limitation.  In the event the issuance of Ordinary Shares as a dividend pursuant to this clause 7.2(b) would result in a holder of Class A Preferred Shares owning in excess of the applicable Beneficial Ownership Limitation percentage of the number of Ordinary Shares outstanding immediately after giving effect to such issuance, then the Company may not issue nor deliver the Ordinary Shares in excess of the Beneficial Ownership Limitation until such holder notifies the Company that such issuance will not exceed the Beneficial Ownership Limitation after which notice the Company will promptly issue and deliver the withheld Ordinary Shares;

(c)
the right to a preference (the “Class A Liquidation Preference”), in an amount of US$1.00 per Class A Preferred Share, as adjusted pursuant to the Offset Adjustment, (the “Per Share Liquidation Price”), over the holders of the Ordinary Shares (A) in the distribution of the surplus assets of the Company in the event of the liquidation, winding up or dissolution of the Company or (B) in the event that (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another person) is completed pursuant to which holders of Ordinary Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Ordinary Shares, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are effectively converted into or exchanged for other securities, cash or property, (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another person whereby such other person acquires more than 50% of the outstanding Ordinary Shares (not including any Ordinary Shares held by the other person or other persons making or party to, or associated or affiliated with the other persons making or party to, such stock or share purchase agreement or other business combination).  If the average of the VWAPs of the Ordinary Shares on the principal trading market on which the Ordinary Shares are traded, for the ten Trading Days in the period between twenty and ten Trading Days prior to twenty four (24) month anniversary of the issuance of the Class A Preferred Shares, is less than 50%, as adjusted pursuant to the Offset Adjustment, of the Per Share Liquidation Price, then the Class A Liquidation Preference will increase by 31.25% per Class A Preferred Share; and

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(d)
the right to convert into Ordinary Shares some or all of the Class A Preferred Shares held by such holder at such holder's option, at any time, at a ratio of one Ordinary Share for each Class A Preferred Share, subject to the adjustments set forth in Clause 7.3 of this Memorandum, in accordance with Clause 8 of this Memorandum.

7.3
Subject to the provisions of this clause 7.3, clause 7.4 and clause 7.5, at any time, the Company may deliver a notice to the Class A Preferred Shareholders (an “Optional Redemption Notice” and the date such notice is deemed delivered hereunder, the “Optional Redemption Notice Date”) of its irrevocable election to redeem some or all of the then outstanding Class A Preferred Shares, for an amount, in cash, equal to the Per Share Liquidation Price for each Class A Preferred Share (the "Optional Redemption Amount") on the 30th calendar day following the Optional Redemption Notice Date (such date, the “Optional Redemption Date” and such redemption, the “Optional Redemption”).  The Optional Redemption Amount is due in full on the Optional Redemption Date.  Without the written consent of the relevant holder of the Class A Preferred Shares, the Company may only effect an Optional Redemption of Class A Preferred Shares if during the period commencing on the Optional Redemption Notice Date through to the Optional Redemption Date, each of the Equity Conditions shall have been met.  If any of the Equity Conditions shall cease to be satisfied at any time during the required period, then the relevant holder of such Class A Preferred Shares may elect to nullify the Optional Redemption Notice by notice to the Company within 3 calendar days after the first day on which any such Equity Condition has not been met (provided that the Company is obligated to notify the relevant holder of the Class A Preferred Shares of the non-existence of an Equity Condition and such 3 day notice period shall be extended to the third calendar day after proper notice from the Company) in which case the Optional Redemption Notice shall be null and void, ab initio.  The Company covenants and agrees that it will honour all Notices of Conversions (as defined in clause 8.1) tendered from the time of delivery of the Optional Redemption Notice through the date all amounts owing thereon are due and paid in full.

7.4
The payment of cash pursuant to an Optional Redemption shall be made on the Optional Redemption Date, and shall be applied first towards payment, pro rata to the holders of the Class A Shares, of any outstanding dividends.  If any portion of the cash payment for an Optional Redemption shall not be paid by the Company by the due date, interest shall accrue thereon at the rate of 18% per annum (or the maximum rate permitted by applicable law, whichever is less) until the payment of the Optional Redemption Amount plus all amounts owing thereon is paid in full.  Alternatively, if any portion of the Optional Redemption Amount remains unpaid after such date, the holders of Class A Preferred Shares subject to such redemption may (prior to the actual redemption of the relevant shares) elect, by written notice to the Company given at any time thereafter, to invalidate ab initio all or part of such redemption, notwithstanding anything herein contained to the contrary, and, with respect the failure to honour the Optional Redemption the Company shall have no further right to exercise such Optional Redemption.  Notwithstanding anything to the contrary in clause 7.3, the Company’s determination to redeem in cash or its elections under this clause 7.4 shall be applied pro rata among the holders of Class A Preferred Shares.

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7.5
Upon satisfaction in full or conversion into shares in the Company of all the Debentures, the Company must apply an amount equal to 60% of sums received by way of dividend or otherwise from each of the Company's Subsidiaries:

(a)	firstly, towards payment of any outstanding dividends payable in accordance with clause 7.2(b); and

(b)
secondly, in exercising its option to redeem pursuant to clause 7.3, pro rata to the holders of the Class A Preferred Shares, such Class A Preferred Shares as may be redeemed in consideration for the Optional Redemption Amount equal to the balance of 60% of such receipts after payment pursuant to clause 7.5(a).  A payment made pursuant to this clause 7.5(b) will be deemed to be an Optional Redemption and subject to the provisions of clause 7.3 and clause 7.4.

7.6
The conversion ratio of Class A Preferred Shares into Ordinary Shares shall be subject to appropriate adjustment from time to time in case the Company shall at any time (i) split or subdivide the outstanding Ordinary Shares, (ii) combine the outstanding Ordinary Shares into a smaller number of shares, or (iii) issue by reclassification of its Ordinary Shares any shares or other securities of the Company, then in each such event the conversion ratio shall be adjusted proportionately so that the member shall be entitled to receive the kind and number of shares or other securities of the Company which such member would have owned or have been entitled to receive after the happening of any of the events described above had such Class A Preferred Shares been converted immediately prior to the happening of such event (or any record date with respect thereto).  Such adjustment shall be made whenever any of the events listed above shall occur.  An adjustment made to the conversion ratio pursuant to this clause shall become effective immediately after the effective date of the event.

7.7
If at any time the Company is authorised to issue shares of more than one class the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied only with the consent in writing of the holders of not less than three-fourths of the issued shares of that class and the holders of not less than three-fourths of the issued shares of any other class of shares which may be affected by such variation.

7.8
The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

7.9
The directors may, subject to the Act and to clause 7.9, by amending this Memorandum and/or the Articles, determine the designations, powers, preferences and relative, participation, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, dividend rights, conversion rights, redemption privileges, voting powers and liquidation preferences that any preferred share (not being a designated Class A Preferred Share) issued by the Company confers on the holder.

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7.10
No shares in the Company shall be issued that have a liquidation preference that is senior to the Class A Liquidation Preference without the prior consent in writing of the holders of a majority of the issued Class A Preferred Shares.

7.11
No share in the Company may be offered or issued by the Company at a price below 100%, as adjusted pursuant to the Offset Adjustment, of the Per Share Liquidation Price without the prior consent in writing of the holders of 70% of the Class A Preferred Shares.

8	Conversion of Class A Preferred Shares

8.1
A holder of Class A Preferred Shares will give notice of its decision to exercise its right to convert its Class A Preferred Shares by telecopying, or otherwise delivering a completed notice in the form required by the Company ("Notice of Conversion") to the Company via confirmed telecopier transmission or as otherwise agreed between the member and the Company.  Each date on which a Notice of Conversion is telecopied to the Company in accordance with the provisions hereof by 5 PM Eastern Time (“ET”) (or if received by the Company after 5 PM ET then the next business day) shall be deemed a “Conversion Date.”  The Company will, or will cause the Company’s transfer agent to, transmit the Ordinary Share certificates representing the Ordinary Shares issuable upon conversion of the Class A Preferred Shares ("the Conversion Shares") to such member via express courier for receipt by such member within three (3) business days after the Notice of Conversion is given by the member (such third day being the "Delivery Date").  In the event the Conversion Shares are electronically transferable and the Conversion Shares are freely transferable under the United States Securities Act of 1933, as amended, then delivery of the Conversion Shares must be made by electronic transfer provided request for such electronic transfer has been made by the member.  In the event fewer than all of a member’s Class A Preferred Shares have been converted, a replacement Class A Preferred Share certificate will be provided by the Company to such member if requested by member, provided such member delivers the original Class A Preferred Share certificate to the Company.  In the event that a member elects not to or is unable to surrender its original Class A Preferred Share certificate to the Company for reissuance upon conversion of any Class A Preferred Shares, such member hereby indemnifies the Company against any and all loss or damages attributable to a third party claim attributable to such Class A Preferred Share certificate.

8.2
If the Company fails for any reason to deliver to a holder of Class A Preferred Shares such certificate or certificates pursuant to clause 8.1 by the tenth Business Day after the Conversion Date, the Company shall pay to such holder, in cash or in Ordinary Shares at the Company’s sole option, as liquidated damages and not as a penalty, for each US$1,000 of Per Share Liquidation Price of the shares to have been converted, US$10 per business day for each business day after such tenth business day until such certificates are delivered.  The Company may, at its election, pay such liquidated damages in cash or with Ordinary Shares valued at the VWAP for each day such liquidated damages accrue.  The Company’s obligations to issue and deliver the Conversion Shares upon such conversion in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the holder or any other person of any obligation to the Company or any violation or alleged violation of law by the holder or any other person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the holder in connection with the issuance of such Conversion Shares; PROVIDED THAT such delivery shall not operate as a waiver by the Company of any such action the Company may have against the holder.  In the event a holder of Class A Preferred Shares shall elect to convert any or all of the Class A Preferred Shares in which they hold, the Company may not refuse conversion based on any claim that the holder or any one associated or affiliated with the holder has been engaged in any violation of law, agreement or for any other reason, unless, an injunction from a court, on notice, restraining and or enjoining conversion of all or part of the Class A Preferred Shares shall have been sought and obtained and the Company posts a surety bond for the benefit of the holder in the amount of 150% of the Per Share Liquidation Price then held by such holder, which are subject to the injunction, which bond shall remain in effect until the completion of arbitration/litigation of the dispute and the proceeds of which shall be payable to such holder to the extent it obtains judgment.  In the absence of an injunction precluding the same, the Company shall issue Conversion Shares upon a properly noticed conversion.  Nothing herein shall limit a holder’s right to pursue actual damages for the Company’s failure to deliver Conversion Shares within the period specified herein and such holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.  The exercise of any such rights shall not prohibit the holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

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8.3
In addition to any other rights available to a member, if the Company fails to deliver to a member such Conversion Shares issuable upon conversion of Class A Preferred Shares by the Delivery Date and if after the Delivery Date such member or a broker on such member’s behalf purchases (in an open market transaction or otherwise) Ordinary Shares to deliver in satisfaction of a sale by such member of the Ordinary Shares which such member was entitled to receive upon such conversion (a "Buy-In"), then the Company shall promptly pay in cash to such member (in addition to any remedies available to or elected by the member) the amount by which such member's total purchase price (including brokerage commissions, if any) for the Ordinary Shares so purchased exceeds the product of (1) the aggregate number of Ordinary Shares that such member was entitled to receive from the conversion at issue multiplied by (2) the actual sale price of the Ordinary Shares at the time of the sale (including brokerage commissions, if any) giving rise to such purchase obligation.  For example, if a member purchases Ordinary Shares having a total purchase price of US$11,000 to cover a Buy-In with respect to an attempted conversion with respect to which the actual sale price of the Conversion Shares at the time of the sale (including brokerage commissions, if any) giving rise to such purchase obligation was a total of US$10,000, the Company shall be required to pay such member US$1,000 plus interest. Such member shall provide the Company written notice and evidence indicating the amounts payable to such member in respect of the Buy-In.

8.4
The Company shall not effect any conversion of Class A Preferred Shares, and a holder of Class A Preferred Shares shall not have the right to convert any Class A Preferred Shares, pursuant to clause 8.1 or otherwise, to the extent that after giving effect to such conversion, the Class A Preferred Shareholder (together with the Class A Preferred Shareholder’s affiliates), as set forth on the applicable Notice of Conversion, would beneficially own in excess of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to such conversion unless the Class A Preferred Shareholder shall have prior to the issue date elected to increase such amount to 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to such conversion.  For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by the Class A Preferred Shareholder and its affiliates shall include the number of Ordinary Shares issuable upon conversion of the Class A Preferred Shares with respect to which the determination of such sentence is being made, but shall exclude the number of Ordinary Shares which would be issuable upon (A) conversion of the remaining, nonconverted portion of Class A Preferred Shares beneficially owned by the Class A Preferred Shareholder or any of its affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other

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securities of the Company (including, without limitation, any Debentures or warrants issued by the Company) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Class A Preferred Shareholder or any of its affiliates.  Except as set forth in the preceding sentence, for purposes of this clause 8.4, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act.  To the extent that the limitation contained in this clause applies, the determination of whether Class A Preferred Shares are convertible (in relation to other securities owned by the Class A Preferred Shareholder) and of which Class A Preferred Shares are convertible shall be in the sole discretion of such Class A Preferred Shareholder. To ensure compliance with this restriction, the Class A Preferred Shareholder will be deemed to represent to the Company each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this clause and the Company shall have no obligation to verify or confirm the accuracy of such determination.  For purposes of this clause 8.4, in determining the number of outstanding Ordinary Shares, the Class A Preferred Shareholder may rely on the number of outstanding Ordinary Shares as reflected in (y) a public announcement by the Company, or (z) any other notice by the Company or the Company’s Transfer Agent setting forth the number of Ordinary Shares outstanding.  Upon the written or oral request of the Class A Preferred Shareholder, the Company shall within two Business Days confirm orally and in writing to the Class A Preferred Shareholder the number of Ordinary Shares then outstanding.  In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including the Class A Preferred Shares, by the Class A Preferred Shareholder or its affiliates since the date as of which such number of outstanding Ordinary Shares was reported.  The provisions of this clause 8.4 may be disapplied with respect to a Class A Preferred Shareholder, at the election of such Class A Preferred Shareholder, upon not less than 61 days’ prior notice to the Company, and the provisions of this clause 8.4 shall continue to apply until such 61st day (or such later date, as determined by the Class A Preferred Shareholder, as may be specified in such notice of waiver).  No disapplication by the Class A Preferred Shareholder may have the effect of increasing the 4.99% figure stated above to greater than 9.99%.  Within 3 Business Days of the request of the Class A Preferred Shareholder, the Company shall provide the Class A Preferred Shareholder an Officer’s Certificate stating the number of issued and outstanding shares in the Company, on a fully-diluted basis.  In the event the issuance of Ordinary Shares as Interest Shares or as liquidated damages in accordance with this Memorandum would exceed the beneficial ownership limitation applicable to the Class A Preferred Shareholder, then the Company may not issue nor deliver the Ordinary Shares in excess of the beneficial ownership limitation until the Class A Preferred Shareholder notifies the Company that such issuance will not exceed the beneficial ownership limitation after which notice the Company will promptly issue and deliver the withheld Ordinary Shares.

8.5
Until the time that no Class A Preferred Shares are outstanding, the Company covenants to be and remain subject to the reporting requirements of a foreign private issuer under Section 12(g) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company as a foreign private issuer after the date hereof pursuant to the Exchange Act even if the Company is not then subject to the reporting requirements of the Exchange Act.    As long as any Class A Preferred Shares are outstanding, if the Company is not required to file reports pursuant to the Exchange Act, it will prepare and furnish to the members and make publicly available in accordance with Rule 144I of the Securities Act of 1933, as amended (the “Securities Act”), such information as is required for the members to sell the Conversion Shares, including without limitation, under Rule 144.  The Company further covenants that it will take such further action as any member may reasonably request, to the extent required from time to time to enable such member to sell such Conversion Shares without registration

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under the Securities Act, including without limitation, within the requirements of the exemption provided by Rule 144. At any time during the period commencing from the six (6) month anniversary of the date of issuance of the Class A Preferred Shares and ending at such time that all of the Conversion Shares may be sold without the requirement for the Company to be in compliance with Rule 144I(1) and otherwise without restriction or limitation pursuant to Rule 144, if the Company shall fail for any reason to satisfy the current public information requirement under Rule 144I (a “Public Information Failure”) then, in addition to such member’s other available remedies, the Company shall pay to a member, in cash or in Ordinary Shares at the Company’s sole option, as partial liquidated damages and not as a penalty, by reason of any such delay in or reduction of its ability to sell the Conversion Shares, an amount equal to one and one-half percent (1.5%) of the Per Share Liquidation Price on the day of a Public Information Failure and on every thirtieth (30th) day (pro rated for periods totalling less than thirty days) thereafter until the earlier of (a) the date such Public Information Failure is cured and (b) such time that such public information is no longer required  for the members to transfer the Conversion Shares pursuant to Rule 144.  The payments to which a member shall be entitled pursuant to this clause 8.5 are referred to herein as “Public Information Failure Payments.”  The Company may, at its election, pay Public Information Failure Payments in cash or with Ordinary Shares valued at the VWAP for each day such Public Information Payments are payable.  Public Information Failure Payments shall be paid on the earlier of (i) the last day of the calendar month during which such Public Information Failure Payments are incurred and (ii) the third (3rd) business day after the event or failure giving rise to the Public Information Failure Payments is cured.  In the event the issuance of such Ordinary Shares would result in a holder of Class A Preferred Shares owning in excess of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to such issuance, then the Company may not issue nor deliver such Ordinary Shares in excess of the beneficial ownership limitation applicable to a member until such member notifies the Company that such issuance will not exceed the applicable beneficial ownership limitation, after which notice, the Company will promptly issue and deliver the withheld Ordinary Shares.  In the event the Company fails to make Public Information Failure Payments in a timely manner, such Public Information Failure Payments shall bear interest at the rate of 1.5% per month (prorated for partial months) until paid in full. Nothing herein shall limit such member’s right to pursue actual damages for the Public Information Failure, and such member shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

9	Registered Shares Only

Shares in the Company may only be issued as registered shares and the Company is not authorised to issue bearer shares.  Registered shares may not be exchanged for bearer shares or converted to bearer shares.

10	Amendments to the Memorandum and Articles

10.1
Subject to the provisions of the Act, the directors or members may from time to time amend the Memorandum or Articles by Resolution of Directors or Resolution of Members.  The directors shall give notice of such resolution to the registered agent of the Company, for the registered agent to file with the Registrar a notice of the amendment to the Memorandum or Articles, or a restated memorandum and articles of association incorporating the amendment(s) made, and any such amendment to the Memorandum or Articles will take effect from the date of the registration by the Registrar of the notice of amendment or restated memorandum and articles of association incorporating the amendment(s) made.

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10.2	The directors shall not have the power to amend the Memorandum or Articles:

(a)	to restrict the rights or powers of the members to amend the Memorandum or Articles;

(b)	to change the percentage of members required to pass a resolution to amend the Memorandum or Articles; or

(c)	in circumstances where the Memorandum or Articles cannot be amended by the members.

10.3	A change of registered office or registered agent shall not constitute an amendment of the Memorandum or Articles.

10.4
An amendment to the Memorandum or Articles which would have the effect of varying the rights of the holders of a class of shares may only be made in accordance with the provisions of the Memorandum and Articles relating to the variation of class rights.

11	Definitions and Interpretation

11.1	In this memorandum of association and the attached articles of association:

"Act"	means the BVI Business Companies Act, 2004;

"Affiliate"	means any other person or entity directly or indirectly controlling, controlled by or under direct or indirect common control with such person or entity;

"Articles"	means the Company's articles of association as attached to this Memorandum, and "Article" shall be construed accordingly;

"Beneficial Ownership Limitation"	means, at the relevant time, the permitted beneficial ownership percentage applicable pursuant to clause 8.4 of this Memorandum;

"Debentures"	means the Convertible Debentures due 30 April 2016 issued by the Company;

"Equity Conditions"
means, during the period in question, (i) the Company shall have duly honoured all conversions and redemptions scheduled to occur or occurring in respect of the Class A Preferred Shares in accordance with this Memorandum, if any, (ii) all liquidated damages and other amounts owing to the Class A Preferred Shareholders in respect of the Class A Preferred Shares shall have been paid; (iii) there is a sufficient number of authorized but unissued and otherwise unreserved Ordinary Shares for the issuance of all of the shares issuable pursuant to this Memorandum, (iv) the issuance of the shares in question (or, in the case of a redemption, the shares issuable upon conversion in full of the redemption amount) to the Class A Preferred Shareholder would not violate the Beneficial Ownership Limitation;

11

"control"	means the power to direct the management and policies of such person or firm, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise;

"Memorandum"	means this, the Company's memorandum of association;

"Offset Adjustment"
means a proportional adjustment that shall be made, as applicable, to the figures specified in this Memorandum, from time to time in the event the Company shall at any time (i) split or subdivide the outstanding Ordinary Shares and/or Preferred Shares, (ii) combine the outstanding Ordinary Shares and/or Preferred Shares into a smaller number of shares, or (iii) issue by reclassification of its Ordinary Shares and/or Preferred Shares any shares or other securities of the Company, which adjustment shall become effective immediately after the effective date of the event;

“Ordinary Shares Equivalents”
means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares, including, without limitation, any debt, preferred shares, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares;

"person"
means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind;

"Registrar"	means the Registrar of Corporate Affairs appointed under the Act;

"Resolution of Directors"
means a resolution by the majority of the directors of the Company passed either at a meeting of directors, or by way of a Written Resolution, in either case in accordance with the provisions of the Articles;

12

"Resolution of Members"
means a resolution by the members holding a majority of the voting rights in respect of such resolution passed either at a meeting of members, or by way of a Written Resolution, in either case in accordance with the provisions of the Articles;

"Subsidiary"
means, with respect to any entity at any date, any direct or indirect corporation, limited or general partnership, limited liability company, trust, estate, association, joint venture or other business entity of which (A) more than 40% of (i) the outstanding shares having ordinary voting power to elect a majority of the board of directors or other managing body of such entity, (ii) in the case of a partnership or limited liability company, the interest in the capital or profits of such partnership or limited liability company or (iii) in the case of a trust, estate, association, joint venture or other entity, the beneficial interest in such trust, estate, association or other entity business is, at the time of determination, owned or controlled directly or indirectly through one or more intermediaries, by such entity, or (B) is under the actual control of the Company;

"Trading Day"	means a day on which the principal Trading Market is open for trading;

"Trading Market"
means any of the following markets or exchanges on which the Ordinary Shares are listed or quoted for trading on the date in question: the NYSE AMEX, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange or the OTC Bulletin Board (or any successors to any of the foregoing);

13

"VWAP"
means, for any date, the price determined by the first of the following clauses that applies: (a) if the Ordinary Shares are then listed or quoted on a Trading Market, the daily volume weighted average price of the Ordinary Shares for such date or dates, if applicable (or the nearest preceding date) on the Trading Market on which the Ordinary Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b)  if the OTC Bulletin Board is not a Trading Market, the volume weighted average price of the Ordinary Shares for such date (or the nearest preceding date) on the OTC Bulletin Board, (c) if the Ordinary Shares are not then listed or quoted for trading on the OTC Bulletin Board and if prices for the Ordinary Shares are then reported in the “Pink Sheets” published by Pink OTC Markets, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Ordinary Shares so reported, or (d) in all other cases, the fair market value of an Ordinary Shares as determined by an independent appraiser selected in good faith by the holders of a majority of the Class A Preferred Shares then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company; and

"Written Resolution"
means a resolution of members or directors (as applicable) consented to in writing or by telex, telegram, cable or other written electronic communication, without the need for any notice.  A Written Resolution may consist of several documents, including written electronic communications, in like form each signed or assented to by one or more members or directors (including directors' alternates) (as applicable).  A Written Resolution shall be passed if so consented by a majority of those members or directors (including directors' alternates) (as applicable) entitled to vote on the resolution.

11.2	In the Memorandum and Articles:

(a)
words and expressions defined in the Act shall have the same meaning and, unless otherwise required by the context, the singular shall include the plural and vice versa, the masculine shall include the feminine and the neuter and references to persons shall include corporations and all entities capable of having a legal existence;

(b)	reference to a provision of law is a reference to that provision as extended, applied, amended or re-enacted and includes any subordinate legislation;

14

(c)	the headings are for convenience only and shall not affect the construction of the Memorandum or Articles;

(d)	reference to a thing being "written" or "in writing" includes all forms of writing, including all electronic records which satisfy the requirements of the Electronic Transactions Act, 2001;

(e)
reference to a thing being "signed" or to a person's "signature" shall include reference to an electronic signature which satisfies the requirements of the Electronic Transactions Act, 2001, and reference to the Company's "seal" shall include reference to an electronic seal which satisfies the requirements of the Electronic Transactions Act, 2001.

15

We, Maples Finance BVI Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply to the Registrar for the incorporation of the Company this 17th day of April 2008.

Incorporator

(Sgd.) Clinton Hempel

Clinton Hempel
Authorised Signatory
Maples Finance BVI Limited

16

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

China Networks International Holdings Ltd.

1	Share Certificates

1.1	Every person whose name is entered as a member in the share register, being the holder of registered shares, shall without payment be entitled to a share certificate in the following circumstances:

(a)	on the issuance of such shares to such member;

(b)	on the transfer of such shares to such member;

(c)	on a re-designation or conversion of such shares with the effect that the certificate previously issued no longer properly describes such shares; and

(d)	at the discretion of the directors (who may levy a reasonable charge), on notice to the Company of a change of name of the member.

1.2
Such certificate shall be signed by a director or under the common seal of the Company (which the registered agent of the Company is authorised to affix to such certificate) with or without the signature of any director or officer of the Company specifying the share or shares held and the par value thereof (if the Company is authorised at the relevant time to issue shares with a par value), provided that in respect of shares held jointly by several persons, the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such joint holders.

1.3
If a certificate is worn out or lost it may, subject to the prior written consent of any mortgagee or chargee whose interest has been noted on the register of members, be renewed on production of the worn out certificate, or on satisfactory proof of its loss together with such indemnity as the directors may reasonably require.  Any member receiving a share certificate shall indemnify and hold the Company and its officers harmless from any loss or liability which it or they may incur by reason of wrongful or fraudulent use or representation made by any person by virtue of the possession of such a certificate.

2	Issue of Shares

2.1
Subject to the provisions of the Memorandum and these Articles, the unissued shares of the Company (whether forming part of the original or any increased authorised shares) shall be at the disposal of the directors who may offer, allot, grant options over or otherwise dispose of them to such persons at such times and for such consideration, being not less than the par value (if any) of the shares being disposed of, and upon such terms and conditions as the directors may determine.  Such consideration may take any form acceptable to the directors, including money, a promissory note, or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services. Before issuing shares for a consideration other than money, the directors shall pass a Resolution of Directors stating:

(a)	the amount to be credited for the issue of the shares;

(b)	their determination of the reasonable present cash value of the non-money consideration for the issue; and

(c)	that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the shares.

2.2
The Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its Subsidiaries of Ordinary Shares or Ordinary Shares Equivalents for cash consideration (or a combination of units thereof) involving a Variable Rate Transaction. “Variable Rate Transaction” means a transaction in which the Company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive, additional Ordinary Shares either (A) at a conversion price, exercise price or exchange rate or other price that is based upon, and/or varies with, the trading prices of or quotations for the Ordinary Shares at any time after the initial issuance of such debt or equity securities or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Ordinary Shares or (ii) enters into any agreement, including, but not limited to, an equity line of credit, whereby the Company may sell securities at a future determined price.

2.3
Subject to the provisions of the Act in this regard, shares may be issued on the terms that they are redeemable, or at the option of the Company be liable to be redeemed on such terms and in such manner as the directors before or at the time of the issue of such shares may determine. At any time after the consummation of a Business Combination (as defined in these Articles), the directors may issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the Company on such terms as it may from time to time determine.  Notwithstanding the foregoing, the directors may issue options, warrants or convertible securities in connection with the Company’s initial public offering.

2.4	The Company may issue bonus shares, partly paid shares and nil paid shares.

2.5	The directors may redeem any share issued by the Company at a premium.

2.6
Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, or in the Memorandum or these Articles, no vote of the holders of preferred shares or of the holders of ordinary shares shall be a prerequisite to the issuance of any shares of any class or series of the preferred shares authorized by and complying with the conditions in the Memorandum or these Articles.

2.7
Except as required by the Act, and notwithstanding that a share certificate may refer to a member holding shares "as trustee" or similar expression, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except as provided by these Articles or by the Act) any other rights in respect of any share except any absolute right to the entirety thereof by the registered holder.

3	Forfeiture of Shares

3.1
The Company may, at any time after the due date for payment, serve on a member who has not paid in full for shares registered in the name of that member, a written notice of call ("Notice of Call") specifying a date for payment to be made.  The Notice of Call shall name a further date not earlier than the expiration of 14 days from the date of service of the Notice of Call on or before which the payment required by the Notice of Call is to be made and shall contain a statement that in the event of non-payment at or before the time named in the Notice of Call the shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

3.2
Where a written Notice of Call has been issued under the foregoing Article and the requirements of the Notice of Call have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the shares to which the Notice of Call relates.  The Company is under no obligation to refund any moneys to the member whose shares have been cancelled pursuant to this Article and that member shall be discharged from any further obligation to the Company.

4	Transfer of Shares

4.1
Shares in the Company shall be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee.  The instrument of transfer shall also be signed by the transferee if registration as a holder of the shares imposes a liability to the Company on the transferee.  The instrument of transfer of a registered share shall be sent to the Company for registration.

4.2
Subject to the Memorandum of Association, these Articles and to Section 54(5) of the Act, the Company shall, on receipt of an instrument of transfer, enter the name of the transferee of the share in the register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in the resolution.  Where the directors pass such a resolution, the Company shall send to the transferor and the transferee a notice of the refusal or delay.   Notwithstanding anything contained in the Memorandum or Articles, the directors shall not decline to register any transfer of shares, nor may they suspend registration thereof where such transfer is:

(a)	to any mortgagee or chargee whose interest has been noted on the register of members;

(b)	by any such mortgagee or chargee, pursuant to the power of sale under its security; or

(c)	by any such mortgagee or chargee in accordance with the terms of the relevant security document.

4.3	The transfer of a registered share is effective when the name of the transferee is entered in the register of members.

5	Mortgages of Shares and Charges over Shares

5.1	Members may mortgage or create a charge or other form of security over their shares.

5.2	The directors shall, at the written request of a member who has mortgaged or created a charge over his shares, enter in the register of members of the Company:

(a)	a statement that such shares are mortgaged or charged;

(b)	the name of the mortgagee or chargee (where such information has been stated by the member); and

(c)	the date on which the statement and name are entered in the register of members.

6	Transmission of Shares

6.1
Subject to Sections 52(2) and 53 of the Act, the executor or administrator of a deceased member, the guardian of an incompetent member or the trustee of a bankrupt member shall be the only person recognised by the Company as having any title to his share, save that and only in the event of death, incompetence or bankruptcy of any member or members of the Company as a consequence of which the Company no longer has any directors or members, then upon the production of any documentation which is reasonable evidence of the applicant being entitled to:

(a)
a grant of probate of the deceased's will, or grant of letters of administration of the deceased's estate, or confirmation of the appointment as executor or administrator (as the case may be, or analogous position in the relevant jurisdiction), of a deceased member's estate;

(b)	the appointment of a guardian (or analogous position in the relevant jurisdiction) of an incompetent member;

(c)	the appointment as trustee (or analogous position in the relevant jurisdiction) of a bankrupt member; or

(d)	upon production of any other reasonable evidence of the applicant's beneficial ownership of, or entitlement to the shares,

to the Company's registered agent in the British Virgin Islands together with (if so requested by the registered agent) a notarised copy of the share certificate(s) of the deceased, incompetent or bankrupt member, an indemnity in favour of the registered agent and/or appropriate legal advice in respect of any document issued by a foreign court, then the administrator, executor, guardian or trustee in bankruptcy (as the case may be) notwithstanding that their name has not been entered in the share register of the Company, may by written resolution of the applicant, endorsed with written approval by the registered agent, be appointed a director of the Company and/or entered in the share register as the legal and/or beneficial owner of the shares.

6.2	Without limiting the foregoing, the production to the Company of any document which is reasonable evidence of:

(a)
a grant of probate of the will, or grant of letters of administration of the estate, or confirmation of the appointment as executor (or analogous position in the relevant jurisdiction), of a deceased member;

(b)	the appointment of a guardian (or analogous position in the relevant jurisdiction) of an incompetent member;

(c)	the trustee (or analogous position in the relevant jurisdiction) of a bankrupt member; or

(d)	the applicant's legal and/or beneficial ownership of the shares,

shall be accepted by the Company even if the deceased, incompetent member or bankrupt member is resident and/or domiciled outside the British Virgin Islands if the document is issued by a foreign court which had competent jurisdiction in the matter.  For the purposes of establishing whether or not a foreign court had competent jurisdiction in such a matter the directors may obtain appropriate legal advice.  The directors may also require an indemnity to be given by the executor, administrator, guardian, trustee in bankruptcy or the applicant.

6.3
Any person becoming entitled by operation of law or otherwise to a share or shares in consequence of the death, incompetence or bankruptcy of any member may be registered as a member upon such evidence being produced as may reasonably be required by the directors.  An application by any such person to be registered as a member shall for all purposes be deemed to be a transfer of shares of the deceased, incompetent or bankrupt member and the directors shall treat it as such.

6.4
Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any member may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share or shares and such request shall likewise be treated as if it were a transfer.

6.5	What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

7	Acquisition of Own Shares

7.1
The directors may, on behalf of the Company, purchase, redeem or otherwise acquire any of the Company's own shares for such consideration as the directors consider fit, and either cancel or hold such shares as treasury shares.  Shares may be purchased or otherwise acquired in exchange for newly issued shares in the Company.

7.2
The directors shall not, unless permitted pursuant to the Act, purchase, redeem or otherwise acquire any of the Company's own shares unless immediately after such purchase, redemption or other acquisition:

(a)	the value of the Company's assets exceeds it liabilities; and

(b)	the Company is able to pay its debts as they fall due.

7.3	Sections 60 and 61 of the Act shall not apply to the Company.

8	Treasury Shares

8.1
Shares may only be held as treasury shares by the Company to the extent that the number of treasury shares does not exceed 50% of the shares of that class previously issued by the Company, excluding shares that have been cancelled.

8.2	The directors may dispose of any shares held as treasury shares on such terms and conditions as they may from time to time determine.

9	Notice of Meetings of Members

9.1
The directors may convene meetings of the members of the Company at such times and in such manner and places (within or outside the British Virgin Islands) as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members entitled to exercise at least thirty (30) percent of the voting rights in respect of the matter for which the meeting is requested. Meetings of members shall take place at least annually (the “Annual Meeting”).

9.2
Not less than seven (7) days' notice specifying at least the place, the day and the hour of the meeting and general nature of the business to be conducted shall be given in the manner hereinafter mentioned to such persons whose names on the date the notice is given appear as members in the share register of the Company and are entitled to vote at the meeting.  Notwithstanding the foregoing, a meeting of members held in contravention of the requirement to give notice is valid if members holding a ninety (90) percent majority of:

(a)	the total voting rights on all the matters to be considered at the meeting; or

(b)	the votes of each class or series of shares where members are entitled to vote thereon as a class or series together with an absolute majority of the remaining votes,

have waived notice of the meeting and, for this purpose, the presence of a member at the meeting shall be deemed to constitute waiver on his part (unless such member objects in writing before or at the meeting).

9.3	The inadvertent failure of the directors to give notice of a meeting to a member or the fact that a member has not received a notice that has been properly given, shall not invalidate the meeting.

10	Proceedings at Meetings of Members

10.1
No business shall be transacted at any meeting of members unless a quorum of members is present at the time when the meeting proceeds to business.  A quorum shall consist of the holder or holders present in person or by proxy entitled to exercise at least fifty (50) percent of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon.

10.2	A member of the Company shall be deemed to be present at a meeting of members if:

(a)	he or his proxy participates by telephone or other electronic means; and

(b)	all members and proxies participating in the meeting are able to hear each other.

10.3	If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting shall be dissolved.

10.4	A member may attend a meeting of members personally or be represented by a proxy who may speak and vote on behalf of the member.

10.5
The instrument appointing a proxy shall be produced at the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.  An instrument appointing a proxy shall be in such form as the Chairman of the meeting shall accept as properly evidencing the wishes of the member appointing the proxy, but must be in writing under the hand of the appointer unless the appointer is a corporation or other form of legal entity (other than one or more individuals holding as joint owner) in which case the instrument appointing a proxy shall be in writing under the hand of an individual duly authorised by such corporation or legal entity to execute the same.

10.6
At every meeting the members present shall choose someone of their number to be the chairman (the "Chairman").  If the members are unable to choose a Chairman for any reason, then the person representing the greatest number of voting shares present at the meeting shall preside as Chairman.

10.7
The Chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

10.8
At any meeting a resolution put to the vote of the meeting shall be decided on a show of hands by a simple majority of those members (or their duly appointed proxies) entitled to vote and voting on the resolution, unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(a)	by the Chairman; or

(b)	by any member present in person or by proxy and holding not less than one tenth of the total voting shares issued by the Company and having the right to vote on such resolution.

10.9
Unless a poll be so demanded, a declaration by the Chairman that a resolution has, on a show of hands been carried, and an entry to that effect in the book containing the minutes of the proceedings of the Company, shall be sufficient evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

10.10
If a poll is duly demanded it shall be taken in such manner as the Chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.  The demand for a poll may be withdrawn, at the discretion of the Chairman.

10.11	On a poll, every holder of a voting share present in person or by proxy shall have one vote for every voting share of which he is the holder which confers the right to a vote on the resolution.

10.12
In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place, or at which the poll is demanded, shall be entitled to a second or casting vote.

10.13	Subject to the Memorandum or these Articles, an action that may be taken by members of the Company at a meeting of members may also be taken by Written Resolution.

10.14	If a committee is appointed for any member who is of unsound mind, that member may vote by such committee.

11	Jointly Held Shares

11.1	Where shares are registered in the names of joint owners:

(a)	each registered owner may be present in person or by proxy at a meeting of members and may speak as a member;

(b)	if only one of them is present in person or by proxy, he may vote on behalf of all of them; and

(c)
if two or more are present in person or by proxy, they must vote as one.  If more than one joint owner votes in person or by proxy at any meeting of members or by Written Resolution, the vote of the joint owner whose name appears first among such voting joint holders in the share register shall alone be counted.

12	Corporations Acting by Representatives at Meetings

Any corporation or other form of corporate legal entity which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the members or any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

13	Appointment and Removal of Directors

13.1
The first director or directors shall be appointed by the registered agent of the Company.  Thereafter, the directors shall be appointed and removed by resolution of directors or resolution of members for such terms as the directors or members may so determine.  Sections 114(2) and 114(3) of the Act shall not apply to the Company.

13.2
Except as the Act may otherwise require, newly created directorships and any vacancies in the board of directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in these Articles), or by the sole remaining director.

13.3
A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

13.4	A person shall not be appointed as a director of the Company unless he has consented in writing to be a director.

13.5	Each director holds office until:

(a)
his disqualification to act as a director under Section 111 of the Act (on which his office as director shall be automatically terminated if he has not resigned in accordance with section 115(2) of the Act);

(b)	his death;

(c)	his resignation; or

(d)	the effective date of his removal by Resolution of Directors or Resolution of Members.

13.6	The following are disqualified for appointment as the director of the Company:

(a)	an individual who is under 18 years of age;

(b)	a person who is a disqualified person within the meaning of section 260(4) of the Insolvency Act, 2003;

(c)	a person who is a restricted person within the meaning of section 409 of the Insolvency Act, 2003; and

(d)	an undischarged bankrupt.

13.7
A director shall not require a share qualification, but nevertheless shall be entitled to attend and speak at any meeting of the directors and meeting of the members and at any separate meeting of the holders of any class of shares in the Company.

13.8
The remuneration of directors (whether by way of salary, commission, participation in profits or otherwise) in respect of services rendered or to be rendered in any capacity to the Company (including to any company in which the Company may be interested) shall be fixed by Resolution of Directors or Resolution of Members.  The directors may also be paid such travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the directors, or any committee of the directors or meetings of the members, or in connection with the business of the Company as shall be approved by Resolution of Directors or Resolution of Members.

14	Alternate and Reserve Directors

14.1
A director, by written instrument deposited at the registered office of the Company, may from time to time appoint another director or another person to be his alternate.  Every such alternate shall be entitled to be given notice of meetings of the directors and to attend and vote as a director at any such meeting at which the director appointing him is not personally present (and to vote on a Written Resolution) and generally at such meeting (or in connection with such Written Resolution) to have and exercise all the powers, rights, duties and authorities of the director appointing him.  Every such alternate shall be deemed to be an officer of the Company and shall not be deemed to be an agent of the director appointing him.  Unless stated otherwise in the notice of the appointment of the alternate, if undue delay or difficulty would be occasioned by giving notice to a director of a resolution of which his approval is sought in accordance with these Articles his alternate (if any) shall be entitled to signify approval of the same on behalf of that director.  The remuneration of an alternate shall be payable out of the remuneration payable to the director appointing him, as agreed between such alternate and the director appointing him.  A director, by writing under his hand deposited at the registered office of the Company, may at any time vary or revoke the appointment of an alternate appointed by him.  If a director shall die or cease to hold the office of director, the appointment of his alternate shall thereupon cease and terminate.

14.2
Where the Company has only one member with voting rights who is an individual and that member is also the sole director of the Company (the "sole member/director"), that sole member/director may, by instrument in writing, nominate a person who is not disqualified from being a director of the Company under section 111(1) of the Act as a reserve director of the Company to act in the place of the sole director in the event of his death.A person shall not be nominated as a reserve director unless he has consented in writing to be nominated as a reserve director. The nomination of a person as a reserve director of the Company ceases to have effect if:

(a)	before the death of the sole member/director who nominated him:

(i)	he resigns as reserve director, or

(ii)	the sole member/director revokes the nomination in writing; or

(b)	the sole member/director who nominated him ceases to be the sole member/director of the company for any reason other than his death.

15	Duties of Directors and Conflicts of Interests

15.1	A director of the Company, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the Company.

15.2
Notwithstanding the foregoing Article, if the Company is a wholly-owned subsidiary, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of that Company’s holding company (as defined in the Act) even though it may not be in the best interests of the Company.

15.3	A director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the Company acting, in a manner that contravenes the Act or the Memorandum or Articles.

15.4
A director, when exercising powers or performing duties as a director, shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation:

(a)	the nature of the Company;

(b)	the nature of the decision; and

(c)	the position of the director and the nature of the responsibilities undertaken by him.

15.5
A director of the Company, when exercising his powers or performing his duties as a director, is entitled to rely upon the register of members and upon books, records, financial statements and other information prepared or supplied, and on professional or expert advice given, by:

(a)	an employee of the Company whom the director believes on reasonable grounds to be reliable and competent in relation to the matters concerned;

(b)	a professional adviser or expert in relation to matters which the director believes on reasonable grounds to be within the person’s professional or expert competence; and

(c)	any other director, or committee of directors upon which the director did not serve, in relation to matters within the director’s or committee’s designated authority,

provided that the director:

(d)	acts in good faith;

(e)	makes proper inquiry where the need for the inquiry is indicated by the circumstances; and

(f)	has no knowledge that his reliance on the register of members or the books, records, financial statements and other information or expert advice is not warranted.

15.6
A director may hold any other office or position of profit under the Company (except that of auditor) in conjunction with his office of director, and may act in a professional capacity to the Company on such terms as to remuneration and otherwise as the directors shall approve.

15.7
A director may be or become a director or officer of, or otherwise be interested in any company promoted by the Company, or in which the Company may be interested, as a member or otherwise and no such director shall be accountable for any remuneration or other benefits received by him as director or officer or from his interest in such other company.  The directors may also exercise the voting powers conferred by the shares in any other company held or owned by the Company in such manner in all respects as they think fit, including the exercise thereof in favour of any resolutions appointing them, or of their number, directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.  A director may vote in favour of the exercise of such voting rights in the manner aforesaid notwithstanding that he may be, or be about to become, a director or officer of such other company, and as such in any other manner is, or may be, interested in the exercise of such voting rights in the manner aforesaid.

15.8
No director shall be disqualified by his office from contracting with the Company either as a buyer, seller or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any director shall be in any way interested be voided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement, by reason of such director holding that office or by reason of the fiduciary relationship thereby established, provided such director shall, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose such interest to the board of directors.  For the purposes of this Article:

(a)	A director of the Company is not required to make such a disclosure if:

(i)	the transaction or proposed transaction is between the director and the Company; and

(ii)	the transaction or proposed transaction is or is to be entered into in the ordinary course of the Company's business and on usual terms and conditions.

(b)
A disclosure to the board to the effect that a director is a member, director, officer or trustee of another named company or other person and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that company or person, is a sufficient disclosure of interest in relation to that transaction.  Such a disclosure is not made to the board unless it is made or brought to the attention of every director on the board.

(c)	Subject to Section 125(1) of the Act, the failure by a director to comply with this Article does not affect the validity of a transaction entered into by the director or the Company.

15.9	A director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction.

16	Powers of Directors

16.1
The business of the Company shall be managed by the directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company, and may exercise all such powers of the Company necessary for managing and for directing and supervising, the business and affairs of the Company as are not by the Act or by the Memorandum or these Articles required to be exercised by the members, subject to any delegation of such powers as may be authorised by these Articles and permitted by the Act and to such requirements as may be prescribed by Resolution of the Members, but no requirement made by Resolution of the Members shall prevail if it be inconsistent with these Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

16.2
If the number of directors shall have been fixed at two or more persons and by reason of vacancies having occurred in the board of directors there shall be only one continuing director, he shall be authorised to act alone only for the purpose of appointing another director.

17	Delegation by the Board to Directors, Committees, Officers, Attorneys and Agents

17.1
The board of directors may entrust to and confer upon any director or officer any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.  Subject to the provisions of Section 110 of the Act, the directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit.  Any committees so formed shall in the exercise of powers so delegated conform to any regulations that may be imposed on it by the directors or the provisions of the Act.

17.2	The directors have no power to delegate the following powers to a committee of directors:

(a)	to amend the Memorandum or Articles;

(b)	to designate committees of directors;

(c)
to delegate powers to a committee of directors; (This and the preceding sub-Article do not prevent a committee of directors, where authorised by the directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee);

(d)	to appoint or remove directors;

(e)	to appoint or remove an agent;

(f)	to approve a plan or merger, consolidation or arrangement;

(g)	to make a declaration of solvency for the purposes of section 198(1)(a) of the Act or approve a liquidation plan; or

(h)	to make a determination under section 57(1) of the Act that the Company will, immediately after a proposed distribution, satisfy the solvency test.

17.3
Where the directors of the Company delegate their powers to a committee of directors, they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds that at all times before the exercise of the power that the committee would exercise the power in conformity with the duties imposed on directors of the Company by the Act.

17.4
The directors of the Company may, by Resolution of Directors, appoint officers of the Company at such times as shall be considered necessary or expedient.  The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modifications in such duties as may be prescribed by the directors thereafter.

17.5
Any person may hold more than one office and no officer need be a director or member of the Company.  The officers shall remain in office until removed from office by the directors, whether or not a successor is appointed.

17.6	Any officer who is a body corporate may appoint any person as its duly authorised representative for the purpose of representing it and of transacting any of the business of the officers.

17.7
The directors may from time to time by power of attorney appoint any company, firm or person or body of persons to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles) and for such period and subject to such conditions as the directors think fit.

17.8
The directors may appoint any person, including a person who is a director, to be an agent of the company.  An agent of the Company has such powers and authority of the directors, including the power and authority to affix the common seal of the Company, as are set forth in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the following:

(a)	to amend the Memorandum or Articles;

(b)	to change the registered office or registered agent;

(c)	to designate committees of directors;

(d)	to delegate powers to a committee of directors;

(e)	to appoint or remove directors;

(f)	to appoint or remove an agent;

(g)	to fix emoluments of directors;

(h)	to approve a plan of merger, consolidation or arrangement;

(i)	to make a declaration of solvency for the purposes of section 198(1)(a) of the Act or to approve a liquidation plan;

(j)	to make a determination under section 57(1) of the Act that the Company will, immediately after a proposed distribution, satisfy the solvency test as stipulated in Section 56 of the Act; or

(k)	to authorise the Company to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands.

17.9
Where the directors appoint any person to be an agent of the Company, they may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

17.10	The directors may at any time remove an agent and may revoke or vary a power conferred on him.

18	Proceedings of Directors

18.1
The directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit.  The meetings of the board of directors and any committee thereof shall be held at such place or places (within or outside the British Virgin Islands) as the directors shall decide.

18.2
A director may at any time summon a meeting of the directors.  A director shall be given not less than three (3) business days' (being full business days in the place of the director's residence) notice of a meeting of the directors, save that a meeting of directors held on less notice is valid if a majority of the directors entitled to vote at the meeting have waived the notice of the meeting; and, for this purpose, the presence of a director at the meeting shall be deemed to constitute waiver on his part (unless he objects in writing before or at the meeting).

18.3	The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice shall not invalidate the meeting.

18.4
Any director who is a body corporate may appoint any person its duly authorised representative for the purpose of representing it at meetings of the directors and of transacting any of the business of the directors.

18.5
A meeting of the directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-third of the total number of directors with a minimum of two (2).

18.6	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved.

18.7	A director of the Company shall be deemed to be present at a meeting of the board if:

(a)	he or his alternate participates by telephone or other electronic means; and

(b)	all directors and alternates participating in the meeting are able to hear each other.

18.8
The directors may elect a chairman (the "Chairman of the Board") of their meeting and determine the period for which he is to hold office.  If no such Chairman of the Board is elected, or if at any meeting the Chairman of the Board is not present at the time appointed for holding the meeting, the directors present may choose one of their number to be Chairman of the Board for the meeting.  If the directors are unable to choose a Chairman of the Board, for any reason, then the longest serving director present at the meeting shall preside as the Chairman of the Board.

18.9	Questions arising at any meeting of directors shall be decided by a majority of votes. In case of an equality in votes the Chairman of the Board shall have a second or casting vote.

18.10
A resolution approved by a majority of the directors for the time being entitled to receive notice of a meeting of the directors or of a committee of the directors and taking the form of a Written Resolution shall be as valid and effectual as if it had been passed at a meeting of the directors or of such committee duly convened and held, without the need for any notice.

18.11
If the Company shall have only one director, the foregoing provisions for meetings of the directors shall not apply but such sole director shall have full power to represent and act for the Company in all matters and in lieu of minutes of a meeting shall record in writing and sign a note of memorandum of all matters requiring a resolution of the directors.  Such note or memorandum shall constitute sufficient evidence of such resolution for all purposes.

19	Indemnification and Insurance

19.1
Subject to the provisions of the Act and the subsequent provisions of this Article, the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)
is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company;  or

(b)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

19.2
This Article applies only to a person who has acted honestly and in good faith and in what he believed to be the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. The Company shall not indemnify a person who has not so acted, and any indemnity given to such a person is void and of no effect. A director acts in the best interests of the Company if he acts in the best interests of:

(a)	the Company’s holding company; or

(b)	a shareholder or shareholders of the Company;

in either case, in the circumstances specified in the sub-Articles below, as the case may be:

19.3
The termination of any proceedings by any judgement, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

19.4
Expenses, including legal fees, incurred by a director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the director is not entitled to be indemnified by the Company in accordance with this Article.

19.5
Expenses, including legal fees, incurred by a former director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the former director to repay the amount if it shall ultimately be determined that the former director is not entitled to be indemnified by the Company in accordance with this Article and upon such other terms and conditions, if any, as the Company deems appropriate.

19.6
The indemnification and advancement of expenses provided by, or granted pursuant to, this Article is not exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled under any agreement, resolution of members, resolution of disinterested directors or otherwise, both as to acting in the person’s official capacity and as to acting in another capacity while serving as a director of the Company.

19.7
The Company may purchase and maintain insurance in relation to any person who is or was a director of the Company, or who at the request of the Company is or was serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability under the foregoing Article.

20	Company Seal and Entry into Contracts and Deeds

20.1
The directors shall provide for the safe custody of the common seal of the Company.  The common seal when affixed to any instrument (save for a share certificate in accordance with these Articles) shall be witnessed by a director or officer of the Company or any other person so authorised from time to time by the directors.

20.2	A contract may be entered into by the Company as follows:

(a)
a contract that, if entered into by an individual, would be required by law to be in writing and under seal, may be entered into by or on behalf of the Company in writing under the common seal of the Company, or executed by or on behalf of the Company by a director or an authorised agent of the Company, and may be varied or discharged in the same manner;

(b)
a contract that, if entered into by an individual, would be required by law to be in writing and signed, may be entered into by or on behalf of the Company in writing and signed by a person acting under the express or implied authority of the company, and may be varied or discharged in the same manner; and

(c)
a contract that, if entered into by an individual, would be valid although entered into orally, and not reduced to writing, may be entered into orally by or on behalf of the Company by a person acting under the express or implied authority of the Company, and may be varied or discharged in the same manner.

20.3	Notwithstanding the foregoing Article, an instrument is validly executed by the Company as a deed, or an instrument under seal, if it is either:

(a)
sealed with the common seal of the Company and witnessed by a director of the Company and/or such other person who is authorised by the Memorandum or Articles to witness the application of the Company’s seal; or

(b)
expressed to be, or is expressed to be executed as, or otherwise makes clear on its face that it is intended to be, a deed and it is signed by a director and/or by a person acting under the express or implied authority of the Company.

21	Distributions

21.1
Subject to the provisions of the Act, the Memorandum and these Articles, the directors of a Company may, by Resolution of Directors, authorise a distribution by the Company at a time, and of an amount, and to any members they think fit if they are satisfied, on reasonable grounds that, immediately after the distribution, the value of the Company's assets will exceed the Company's liabilities and the Company is able to pay its debts as they fall due.

21.2	No distribution shall be paid on those shares which are held by the Company as treasury shares at the date of declaration of the distribution.

21.3
The directors may, before recommending any distribution, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at their discretion, either be employed in the business of the Company or be invested in such investments as the directors may from time to time think fit.

21.4	If several persons are registered as joint holders of any share, any of them may give effectual receipt for any distribution or other monies payable on or in respect of the share.

21.5
Notice of any distribution that may have been declared shall be given to each member in manner hereinafter mentioned and all distributions unclaimed for three years after having been declared may be forfeited by the directors for the benefit of the Company.

21.6	No distribution shall bear interest against the Company.

22	Company Records

22.1	The Company shall keep records that:

(a)	are sufficient to show and explain the Company's transactions; and

(b)	will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

22.2	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)	minutes of all meetings and all resolutions of members and of classes of members; and

(b)	minutes of all meetings and all resolutions of directors and committees of directors.

Where any such records are kept at a place other than at the office of the Company’s registered agent, the Company shall provide the registered agent with a written record of the physical address of the place or places at which the records are kept.  Where the place at which any such records is changed, the Company shall provide the registered agent with the physical address of the new location of the records within fourteen days of the change of location.

22.3
The Company shall keep a register to be known as a register of directors containing the names and addresses of the persons who are directors of the Company, the date on which each person whose name is entered in the register was appointed as a director of the Company, the date on which each person named as a director ceased to be a director of the Company, and such other information as may be prescribed from time to time by law.

22.4
The Company shall maintain an accurate and complete register of members showing the full names and addresses of all persons holding registered shares in the Company, the number of each class and series of registered shares held by such person, the date on which the name of each member was entered in the register of members and where applicable, the date such person ceased to hold any registered shares in the Company.

22.5	The Company shall keep the following at the office of its registered agent:

(a)	the Memorandum and Articles of the Company;

(b)	the register of members maintained in accordance with these Articles or a copy of the register of members;

(c)	the register of directors maintained in accordance with these Articles or a copy of the register of directors;

(d)	copies of all notices and other documents filed by the Company in the previous ten years;

(e)	a copy of the register of charges kept by the Company pursuant to Section 162(1) of the Act; and

(f)	an imprint of the common seal.

22.6	Where the Company keeps a copy of the register of members or the register of directors at the office of its registered agent, it shall:

(a)	within 15 days of any change in the register, notify the registered agent, in writing, of the change; and

(b)	provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

(c)
here the place at which the original register of members or the original register of directors is changed, the Company shall provide the registered agent with the physical address of the new location of the records within 14 days of the change of location.

22.7	The records, documents and registers required by these Articles shall be open to the inspection of the directors at all times.

22.8
The directors shall from time to time determine whether and to what extent and at what times and places and under what conditions the records, documents and registers of the Company or any of them shall be open to the inspection of members not being directors, and no member (not being a director) shall have any right to inspect any records, documents or registers of the Company except as conferred by the Act or authorised by a Resolution of Directors.

23	Audit

23.1
The directors may by a Resolution of Directors call for the accounts of the Company to be examined by an auditor or auditors to be appointed by them at such remuneration as may from time to time be agreed.

23.2	The auditor may be a member of the Company but no director or officer shall be eligible during his continuance in office.

23.3
Every auditor of the Company shall have a right of access at all times to the books of accounts of the Company, and shall be entitled to require from the officers of the Company such information and explanations as he thinks necessary for the performance of his duties.

23.4
The report of the auditor shall be annexed to the accounts upon which he reports, and the auditor shall be entitled to receive notice of, and to attend, any meeting at which the Company's audited profit and loss account and/or balance sheet is to be presented.

24	Notices

24.1
Any notice, information or written statement required to be given to members shall be served by mail (air-mail service if available) addressed to each member at the address shown in the share register.

24.2
All notices directed to be given to the members shall, with respect to any registered shares to which persons are jointly entitled, be given to whichever of such persons is named first in the share register, and notice so given shall be sufficient notice to all the holders of such shares.

24.3
Any notice, if served by post, shall be deemed to have been served within ten days of posting, and in proving such service it shall be sufficient to prove that the letter containing the notice was properly addressed and mailed with the postage prepaid.

25	Continuation

The Company may, by a Resolution of Directors or by a Resolution of Members, continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

26	Winding Up

26.1
The Company may be voluntarily liquidated under Part XII of the Act if it has no liabilities and it is able to pay its debts as they become due.  A liquidator may, subject to the terms of the Act, be appointed by a Resolution of Directors or by a Resolution of Members.

26.2
Subject to the Memorandum and these Articles, if the Company shall be wound up, the liquidator may, in accordance with a Resolution of Members, divide amongst the members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any such property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members.  The liquidator may vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributors as the liquidator shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

We, Maples Finance BVI Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply to the Registrar for the incorporation of the Company this 17th day of April 2008.

Incorporator

(Sgd.) Clinton Hempel

Clinton Hempel
Authorised Signatory
Maples Finance BVI Limited